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                             February 9, 2024

       Zou Junming Terence
       Chief Executive Officer
       Ryde Group Ltd
       Duo Tower, 3 Fraser Street, #08-21
       Singapore 189352

                                                        Re: Ryde Group Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed February 6,
2024
                                                            File No. 333-274283

       Dear Zou Junming Terence:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 5, 2024 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed February 6, 2024

       Capitalization, page 44

   1. We read your response to prior comment 1. Please tell us how you determined the fair value of the 2,086,561
Class A Ordinary Shares issued to consultants and 1,131,715 Class
                                                        A Ordinary Shares
issued to your employees pursuant to the Scheme and the reasons for any differences between
the recent valuations of your common stock leading up to the
                                                        IPO and the estimated
offering price. Also, please tell us your consideration of disclosing how you accounted for
the 2,086,561 Class A Ordinary Shares issued to consultants and
                                                        1,131,715 Class A
Ordinary Shares issued to your employees in your Capitalization
                                                        Table.
 Zou Junming Terence
FirstName
Ryde GroupLastNameZou Junming Terence
            Ltd
Comapany9,NameRyde
February   2024     Group Ltd
February
Page 2 9, 2024 Page 2
FirstName LastName
       Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Meng Ding